

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

May 18, 2009

Glenn Muir
Chief Financial Officer
Hologic, Inc.
35 Crosby Drive
Bedford, MA 01730

      **Re: Hologic, Inc.
            Form 10-K for the Fiscal-Year ended September 27, 2008
            Filed November 26, 2008
            File No. 000-18281**

Dear Mr. Muir:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Angela Crane
                      Branch Chief